

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

August 8, 2016

<u>Via E-mail</u>
Dennis Pollack
President and Chief Executive Officer
Prudential Bancorp, Inc.
1834 West Oregon Ave.
Philadelphia, PA 19145

> **Re: Prudential Bancorp, Inc.**
> **Registration Statement on Form S-4**
> **Filed July 22, 2016**
> **File No. 333-212641**

Dear Mr. Pollack:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Prospectus Cover Page</u>

1.   Please disclose the total merger consideration to be paid in the transaction as well as the number of your shares you expect to issue to former Polonia shareholders. Please also disclose that the merger is subject to a floor price and a related termination right, as described on page 66.

2.   Please tell us how, in the event the exchange ratio is increased, any additional shares to be issued would be registered under the Securities Act of 1933.

<u>Consideration to be Received in the Merger, page 66</u>

3.   Please disclose the value of Polonia stockholders' equity when it was calculated as part of the Merger Agreement and as of the most practicable date.

<u>Polonia's Reasons for the Merger and Recommendation of the Board of Directors, page 47</u>

4.   Please include a discussion of your reasons for engaging in the transaction. Please refer to Item 4(a)(2) of Form S-4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Eric Envall, Staff Attorney at (202) 551-3234 or me at (202) 551-3338 with any questions.

Sincerely,

/s/ Dietrich King

Dietrich King
Assistant Director
Office of Financial Services

cc: Philip Ross Bevan, Silver, Freedman, Taff & Tiernan LLP